Exhibit 99.15

September ___, 2011

Dear Stockholder:

As you know, over the past three years, strains in the financial and housing markets have presented challenging conditions for Bank of Granite Corporation (“Granite”). In that time, Granite has experienced a declining stock price, deteriorating asset quality, increased levels of nonperforming loans and a weakening of its capital position. During this period, the Board of Directors of Granite has undertaken an extensive review of its strategic options and engaged in various capital preservation activities in an effort to comply with regulatory requirements and preserve stockholder value. We are pleased to report to you that you now have an opportunity to vote to support a transaction that is intended to preserve stockholder value and provide necessary capital to Bank of Granite so it can continue to serve its customers and communities.

Granite and FNB United Corp. (“FNB United”), parent company of CommunityONE Bank, N.A. (“CommunityONE Bank”), have entered into a merger agreement that provides for the combination of the two companies (the “Merger Agreement”). In connection with the proposed merger, FNB United will be recapitalized, and FNB United will then provide each of Bank of Granite and CommunityONE Bank with the capital needed to return to well-capitalized status. The combined companies will use those resources to deliver improved services to their customers, achieve stronger financial performance and enhance stockholder value. To effect this recapitalization, FNB United has entered into agreements under which private investors have agreed to invest a total of $310 million in FNB United. Completion of the proposed merger and FNB United’s recapitalization would enable the stockholders of both companies to preserve some long-term value and give both Bank of Granite and CommunityONE Bank an opportunity to succeed and contribute to the success of their communities.

The Granite Board of Directors has determined that the Merger Agreement and the merger are advisable and in the best interest of Granite and its stockholders, has approved the Merger Agreement and the merger, and unanimously recommends that the stockholders of Granite vote “FOR” the proposal to adopt the Merger Agreement and approve the merger described in more detail in the enclosed joint proxy statement/prospectus.

Reasons to Support the Transaction

The Board of Directors of Granite believes that completion of the merger and the accompanying recapitalization will enable you to participate in a combined company that would have enhanced future prospects compared to those that Granite is likely to achieve on a stand-alone basis. The merger and recapitalization are expected to return Bank of Granite to “well capitalized status” and provide FNB United with adequate capital to serve as a source of strength for Bank of Granite.

Granite has not achieved the required capital levels mandated by Granite’s regulators, despite Granite’s capital preservation activities. Non-compliance with required capital requirements and the continued erosion of capital may cause Granite to be subject to further enforcement actions by the FDIC or the North Carolina Commissioner of Banks, including potential regulatory receivership, which could result in the loss of all value by Granite stockholders.

Both Bank of Granite and CommunityONE Bank have been in existence for over 100 years. They have maintained strong ties to the communities they serve. In recent years, these communities have experienced serious economic troubles. The proposed transactions would enable both banks to resolve their current problems and begin rebuilding a sustainable banking business to meet the needs of their respective communities and contribute to the growth of the North Carolina economy.

Your Vote Is Important

Before we complete the merger, Granite stockholders must adopt the Merger Agreement and approve the merger, as more fully described in the joint proxy statement/prospectus.

Voting by Proxy. The easiest way for you to vote and ensure that your vote is counted is to submit a proxy before the Granite special meeting of stockholders. As described more fully in the joint proxy statement/prospectus, you may submit a proxy in one of the following ways:

•	use the toll-free number shown on the proxy card that accompanies the joint proxy statement/prospectus;

•	visit the website shown on your proxy card to submit a proxy via the Internet; or

•	complete, sign, date and return the proxy card in the enclosed postage-paid envelope.

Internet and telephone voting is available through 11:59 p.m. Eastern Time on the evening prior to the special meeting.

Voting Shares Held in “Street Name.” If your shares are held in “street name” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Holders in “street name” who wish to vote in person at the Granite special meeting will need to obtain a legal proxy form from the institution that holds their shares.

Voting by Attending the Granite Special Meeting of Stockholders. We encourage you to vote in advance of the Granite special meeting by submitting your proxy using the instructions above. You may also cast your vote in person at the Granite special meeting of stockholders. The special meeting of Granite stockholders will be held at the Crowne Plaza (formerly Holiday

Inn – Select), 1385 Lenoir Rhyne Boulevard, S.E. (at Interstate 40, Exit #125), Hickory, North Carolina, at 9:30 a.m., local time, on October 18, 2011. All stockholders as of the Granite record date, or their duly appointed proxies, may attend the Granite special meeting.

Where to Direct Questions. If you have any questions about the merger or any of the proposals to be considered at the Granite special meeting of stockholders, need assistance in submitting your proxy or voting your shares or need additional copies of the joint proxy statement/prospectus or the enclosed proxy card, you should contact Phoenix Advisory Partners, Granite’s proxy solicitor, at 1-866-304-2061.

Vote Now. After carefully reading and considering the information contained in the joint proxy statement/prospectus, please submit your proxy as soon as possible so that your shares will be represented at the Granite special meeting of stockholders. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Whether your ownership is large or small, your vote is important. Please vote your shares today.

We thank you for the support that you have given Granite during these difficult times.

Very truly yours,

John N. Bray

Chairman of the Board

Additional Information and Where to Find It

FNB United has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a joint proxy statement/prospectus, in connection with the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus has been sent or given to the stockholders of Granite, contains important information. Before making any voting decision, Granite’s stockholders are urged to read the joint proxy statement/prospectus carefully and in its entirety because it contains important information about the proposed merger, recapitalization and related matters. The joint proxy statement/prospectus and other relevant materials, and any other documents filed with the SEC by FNB United or Granite, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, Granite stockholders will be able to obtain free copies of the joint proxy statement/prospectus by contacting Phoenix Advisory Partners, Granite’s proxy solicitor, at 110 Wall Street, 27th Floor, New York, NY 10005; telephone number (866) 304-2061 (for stockholders) or (212) 493-3910 (for banks and brokers).

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